UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents Description

1	Press release dated May 18, 2011: Aeterna Zentaris Reports First Quarter 2011 Financial and Operating Results

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports First Quarter 2011 Financial and Operating Results

All amounts are in U.S. dollars (except for share and per share data and where otherwise noted).

Quebec City, Canada, May 18, 2011 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a late-stage drug development company specialized in oncology and endocrine therapy, today reported financial and operating results as at and for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•                  Agreement signed with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine, in Japan. The Company received an initial upfront payment of €6 million (approximately $8.4 million) and is also entitled to receive up to a total of €44 million (approximately $62.5 million) upon achieving certain pre-established milestones, including clinical and regulatory events in Japan, as well as double-digit royalties on future net sales of perifosine in Japan. The Company has also agreed to supply perifosine, on a cost-plus-basis, to Yakult.

•                  Receipt of net sales royalty milestone payment of $2.5 million from Cowen Healthcare Royalty Partners, L.P. (“Cowen”) payable pursuant to the sale, in December 2008, to Cowen, of the Company’s rights to royalties on future net sales of Cetrotide®.

•                  $1.5 million grant, payable over a three-year period as partial reimbursement of qualifying expenditures, awarded to the Company by the German Ministry of Education and Research to develop, up to the clinical stage, cytotoxic conjugates of the proprietary cytotoxic compound disorazol Z and peptides targeting G-protein coupled receptors, including the luteinizing hormone-releasing hormone receptors. The compounds being developed will combine the targeting principle successfully employed in Phase 2 with AEZS-108.

•                  At-the-Market (“ATM”) sales agreement signed to sell common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $19.8 million. During the three-month period ended March 31, 2011, the Company issued approximately 2.7 million common shares under the ATM sales agreement for aggregate gross proceeds of approximately $5.1 million.

•                  Appointment of Michael Meyers, MPH, to the Company’s Board of Directors. Mr. Meyers is a co-founding member, Chief Executive Officer and Chief Investment Officer of Arcoda Capital Management LP, managing the Arcoda Global Healthcare Funds, which are long-short funds investing primarily in publicly traded equity securities of healthcare companies across a range of healthcare sub-sectors.

Subsequent to Quarter-End

•                  Two posters on perifosine presented at the annual meeting of the American Association for Cancer Research (“AACR”). Perifosine demonstrated antitumor activity in several gastric cancer cell lines and enhanced the antitumor activity of 5-FU in parts of the cell lines - including 5-FU resistant cell lines. Results also showed the synergistic effects of perifosine with cytotoxic drugs, including bortezomib and 5-FU.

•                  One poster presented on the Company’s highly selective Erk 1/2 inhibitor anticancer compound, AEZS-131, at the AACR meeting. AEZS-131 which targets the Raf-Mek-Erk pathway, demonstrated proof-of-concept in vivo after oral administration, underlining the potential of this approach in patients that are refractory to current treatment regimens.

•                  In April 2011, the Company issued a total of approximately 7.3 million common shares for aggregate gross proceeds of approximately $14.7 million, which represented the remaining aggregate gross proceeds available in connection with the ATM sales agreement.

Juergen Engel, Ph.D., Aeterna Zentaris President and Chief Executive Officer, commented, “The quarter was marked mainly by the agreement with Yakult for our lead anticancer compound, perifosine, for the Japanese market. We are very proud of this accomplishment which is further proof of the confidence in the potential of this novel compound. We will now focus on pursuing the development of our main value drivers with the completion of the Phase 3 trial with perifosine in refractory advanced colorectal cancer by year-end and the progression of the Phase 3 trial in multiple myeloma, as well as the initiation of a pivotal trial with AEZS-108 in endometrial cancer”.

Dennis Turpin, CA, SVP, Chief Financial Officer of Aeterna Zentaris stated, “With our quarter-end cash position and short-term investment, together totalling $41.1 million, as well as the $14.7 million gross proceeds from our completed ATM received in April, we are in a solid financial position to pursue our focused strategy”.

CONSOLIDATED RESULTS AS AT AND FOR THE FIRST QUARTER ENDED MARCH 31, 2011

The Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011 represent the Company’s first filing in accordance with International Financial Reporting Standards (“IFRS”). Comparative unaudited consolidated financial statements for 2010 have been adjusted to reflect the Company’s adoption of IFRS on a retrospective basis, effective on January 1, 2010.

Revenues were $7.4 million for the three-month period ended March 31, 2011, as compared to $6.4 million for the same period in 2010. This increase is largely related to comparative higher-than-normal deliveries of Cetrotide® to certain customers, as well as to the comparative strengthening of the euro against the US dollar. The increase was partly offset by a slight decrease in license fee and other revenues.

R&D costs, net of tax credits and grants, amounted to $5.5 million for the three-month period ended March 31, 2011, compared to $6.1 million for the same period in 2010.

Selling, general and administrative expenses were $3.2 million for the three-month period ended March 31, 2011, as compared to $3.1 million for the same period in 2010.

Net finance income (costs), comprised predominantly of net foreign exchange gains and losses, the change in fair value of the Company’s warrant liability and the unrealized gain on the Company’s short-term investment, for the three-month period ended March 31, 2011 totalled ($1.9 million), as compared to $1.7 million for the same period in 2010. This significant increase in finance costs during the first quarter of 2011 is due to higher foreign exchange losses, which in turn resulted primarily from the weakening of the US dollar against the euro during the first quarter of 2011.

Additionally, net finance costs increased during the first quarter of 2011 due to the change in fair value of the Company’s warrant liability since December 31, 2010. That change results from the periodic “mark-to-market” revaluation of currently outstanding share purchase warrants.

Net loss for the three-month period ended March 31, 2011 was $10.1 million, or $0.12 per basic and diluted share, compared to $5.7 million, or $0.09 per basic and diluted share, for the same period in 2010. This increase is mainly related to higher net finance costs and higher income tax expense.

Cash and cash equivalents and short-term investment totalled $41.1 million as at March 31, 2011.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 2 p.m. (Eastern Time) today, Wednesday, May 18, 2011, to discuss the 2011 first quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada 514-807-8791 or 416-644-3424, outside Canada, 877-974-0446. They may also listen through the Internet at www.aezsinc.com in the “newsroom” section. A replay will be available on the Company’s website for 30 days following the live event.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, ovarian, endometrial cancer and multiple myeloma. The Company’s innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing the Company with constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the

Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Erika Moran

The Investor Relations Group

(212) 825-3210

emoran@investorrelationsgroup.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Statements of Comprehensive Loss Information

(in thousands, except for share and per share data)	Three months ended March 31,
(unaudited)	2011	2010
	$	$
Revenues
Sales and royalties	7,092	5,716
License fees and other	297	706
	7,389	6,422

Operating expenses
Cost of sales	6,023	4,617
Research and development costs, net of tax credits and grants	5,498	6,145
Selling, general and administrative expenses	3,159	3,057
	14,680	13,819

Loss from operations	(7,291)	(7,397)

Finance income	824	1,654
Finance costs	(2,749)	(2)
Net finance income (costs)	(1,925)	1,652

Loss before income taxes	(9,216)	(5,745)
Income tax expense	(841)	—

Net loss	(10,057)	(5,745)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,339)	742

Comprehensive loss	(11,396)	(5,003)

Net loss per share
Basic and diluted	(0.12)	(0.09)
Weighted average number of shares outstanding
Basic and diluted	83,842,054	63,089,954

Interim Consolidated Statements of Financial Position Information

(in thousands) (unaudited)	As at March 31, 2011	As at December 31, 2010
	$	$

Cash and cash equivalents	38,317	31,998
Short-term investment	2,770	1,934
Trade and other receivables and other current assets	9,256	9,877
Restricted cash	881	827
Property, plant and equipment	3,276	3,096
Other non-current assets	14,493	13,716
Total assets	68,993	61,448

Payables and other current liabilities	15,941	13,350
Long-term payable (current and non-current portions)	124	150
Warrant liability (current and non-current portions)	15,837	14,367
Non-financial non-current liabilities*	60,618	51,156
Total liabilities	92,520	79,023
Shareholders’ deficiency	(23,527)	(17,575)
Total liabilities and shareholders’ deficiency	68,993	61,448

* Comprised mainly of deferred revenues, employee future benefits and provision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date:	May 18, 2011	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer